UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                 AMENDMENT NO. 1

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                        Convergence Communications, Inc.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                      None
                                 --------------
                                 (CUSIP Number)

                             Luis Jose Diaz Zuloaga
                       Edificio La Electicidad de Caracas
                                 Avenida Vollmer
                           Urbanizacion San Bernardino
                            Caracas 1010-A-Venezuela
                               011-58-2-502-21-11
                -------------------------------------------------
                 (Name, Address, and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 16, 1999
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               (Page 1 of 6 Pages)

CUSIP No. None                          13D                    Page 2 of 6 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON                                Telematica EDC, C.A.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)       [ ]
      (b)       [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS:                                                          WC
--------------------------------------------------------------------------------
5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION                               Venezuela
--------------------------------------------------------------------------------
NUMBER OF         7)   SOLE VOTING POWER                               4,666,666
SHARES            --------------------------------------------------------------
BENEFICIALLY      8)   SHARED VOTING POWER                                     0
OWNED BY          --------------------------------------------------------------
EACH              9)   SOLE DISPOSITIVE POWER                          4,666,666
REPORTING         --------------------------------------------------------------
PERSON WITH       10) SHARED DISPOSITIVE POWER                                 0
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED                               4,666,666
     BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                      28.4%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON:                                                CO
--------------------------------------------------------------------------------

CUSIP No. None                          13D                    Page 3 of 6 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON                               CORPORACION EDC, C.A.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)       [ ]
      (b)       [x]
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS:                                                          WC
--------------------------------------------------------------------------------
5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION                               Venezuela
--------------------------------------------------------------------------------
NUMBER OF         7)  SOLE VOTING POWER                                4,666,666
SHARES            --------------------------------------------------------------
BENEFICIALLY      8)  SHARED VOTING POWER                                      0
OWNED BY          --------------------------------------------------------------
EACH              9)  SOLE DISPOSITIVE POWER                           4,666,666
REPORTING         --------------------------------------------------------------
PERSON WITH       10) SHARED DISPOSITIVE POWER                                 0
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED                                4,666,666
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                       28.4%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON:                                                 CO
--------------------------------------------------------------------------------

                                                               Page 4 of 6 Pages

         This Amendment No. 1 amends Items 2, 3, 4 and 5 of the Schedule 13D of the Reporting Persons, as well as Exhibit 1 thereto. Capitalized terms used herein without definition have the meanings set forth in the Reporting Persons'
Schedule 13D.

Item 2.  Identity and Background.
-------  ------------------------

         (a) and (b) The principal office and place of business for Telematica and CEDC, as well as the business address for their officers and directors, is Edificio La Electicidad de Caracas, Avenida Vollmer, Urbanizacion San Bernardino, Caracas 1010-A-Venezuela.

Item 3.  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

         Telematica used $10,000,000 of its working capital to purchase 1,333,333 shares of the Issuer's Series C Convertible Preferred Stock on November 16, 1999, and $15,000,000 of its working capital to purchase 2,000,000 shares of the Issuer's Series C Convertible Preferred Stock on October 18, 1999.

Item 4.  Purpose of Transaction.
-------  -----------------------

         On November 16, 1999, Telematica and TCW each purchased 1,333,333 shares of the Issuer's Series C Convertible Preferred Stock, and IFC purchased 666,666 shares of the Issuer's Series C Convertible Preferred Stock, all at a price of $7.50 per share. On that same date, Telematica and TCW each received options to purchase 533,333 shares of the Issuer's Series C Convertible Preferred Stock and warrants to purchase 333,333 shares of the Issuer's Common Stock, and IFC received options to purchase 266,666 shares of the Issuer's Series C Convertible Preferred Stock and warrants to purchase 166,666 shares of the Issuer's Common Stock. The terms of the options and the warrants are the same as those set forth in the Schedule 13D. Also, on November 16, 1999, the transactions described in the Schedule 13D with respect to CCI Salvador were consummated.

                                                               Page 5 of 6 Pages

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

         (a) As of the date hereof, Telematica and CEDC could be deemed to own beneficially an aggregate of 4,666,666 shares of the Issuer's Common Stock, that is, 3,333,333 shares of the Issuer's Class C Convertible Preferred Stock and options to purchase 1,333,333 shares of the Issuer's Class C Convertible Preferred Stock, which together are convertible into 4,666,666 shares of Common Stock (approximately 28.4% of the adjusted outstanding shares of Common Stock of the Issuer). The other parties to the Shareholders Agreement could be deemed to own beneficially an aggregate of 23,987,148 shares of the Issuer's Common Stock (approximately 91.7% of the adjusted outstanding Common Stock of the Issuer).

         (b) Telematica and CEDC have sole power to vote and dispose the 4,666,666 shares of the Issuer's Common Stock that they could be beneficially deemed to own.

         (c)  See Item 4.

         (d)  Not Applicable.

         (e)  Not Applicable.

                                                               Page 6 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1999

                                                TELEMATICA EDC, C.A.

                                                By: /x/ Norberto Corredor
                                                    --------------------------


                                                CORPORACION EDC, C.A.

                                                By: /x/ Luis Jose Diaz Zuloaga
                                                    --------------------------

                                                                       EXHIBIT 1


                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF TELEMATICA AND CEDC

         The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each director, advisory director and executive officer of Telematica and CEDC is set forth below. The business address of each such person is Edificio La Electicidad de Caracas, Avenida Vollmer, Urbanizacion San Bernardino, Caracas 1010-A-Venezuela and, unless otherwise noted, each such person is a citizen of Venezuela.

                              TELEMATICA DIRECTORS
                              --------------------

        Name                       Present Principal Occupation or Employment
        ----                       ------------------------------------------

Luis Jose Diaz Zuloaga             Executive Vice President of CEDC.


Gabriel Aiquel                     Director of Manufacturing and Services
                                   Division of CEDC.

German Uzcategui                   Director of Water Division of CEDC.


                        TELEMATICA OFFICERS
                        -------------------

        Name                       Present Principal Occupation or Employment
        ----                       ------------------------------------------

Luis Jose Diaz Zuloaga             Executive Vice President of CEDC.

Luis Alfredo Bruzual Martinez      President of Fondo de Prevision de los
                                   trabajadores de la EDC y sus Filiales;
                                   Secretary of Board of Directors of
                                   Electricidad de Caracas and CEDC.

                     CEDC DIRECTORS AND ALTERNATE DIRECTORS
                     --------------------------------------

        Name                       Present Principal Occupation or Employment
        ----                       ------------------------------------------

Francisco G. Aguerrevere           Chairman of CEDC, Member of the Board of
                                   Directors of Mercantil Servicios Financieros,
                                   Banco Mercantil, C.A. - S.A.C.A Banco
                                   Universal ("Banco Mercantil"), Siderurgica
                                   Venezolana, S.A. ("SIVENSA"), Compania
                                   Anonima Nacional Telefonos de Venezuela, C.A.
                                   ("CANTV"), Venezolana de Pulpa y Papel
                                   ("VENEPAL"), EPSA, CAESS, EEO. Member of
                                   Consejo de Fomento de la Universidad Catolica
                                   Andres Bello and the Consejo Directivo del
                                   Instituto de Estudios Superiores de
                                   Administracion.

Oscar A. Machado Koeneke           Vice Chairman of CEDC. Chief Executive
                                   Officer of SIVENSA; President of Venezuela
                                   Competitiva. Advisor to the Asociacion
                                   Venezolana de Ejecutivos and the Instituto
                                   Venezolano de Siderurgia. Member of Board of
                                   Directors of SIVENSA, C.A. La Electricidad de
                                   Caracas, Banco Mercantil and Aeropuerto
                                   Caracas.

Miguel A. Capriles Canizzaro       Director of CEDC.

Miguel A. Capriles Lopez           Director of CEDC, President of Cadena
                                   Capriles and Inversiones Capriles. Member of
                                   Board of Directors of C.A. La Electricidad de
                                   Caracas, Banco Mercantil, C.A.. and Mercantil
                                   Servicios Financieros.

Adan Celis Gonzalez                Director of CEDC. Lawyer. Member of Board of
                                   Directors of C.A. La Electricidad de Caracas.
                                   Chairman of Board of Directors of Siderurgica del Orinoco ("SIDOR") and Compania Venezolana de Ceramicas.

Andres Regue Mendoza               Director of CEDC. President of CODENSA S.A.
(Nationality: Spanish)             Vice-President of Consorcio Energetico Punta
                                   Cana-Macanao (Dominican Republic). Member of
                                   Board of Directors of EMGESA, BETANIA and
                                   ENDESA (Chile).

Luis Ignacio Mendoza               Director of CEDC. Partner of Rodriguez &
                                   Mendoza Law Firm. Vice President of Valores
                                   Quimicos Valquimica, S.A. Director of
                                   SIVENSA, MAVESA, S.A., NEGROVEN, S.A.,
                                   TRIPOLIVEN, S.A. and Carton de Venezuela,
                                   S.A.

Bernardo Velutini                  Director of CEDC. President de Inversiones
                                   Transbanca C.A.

Ricardo Zuloaga                    Director of CEDC. President of Urbanizadora
                                   CORINSA, C.A., Urbanizadora La Rosa, C.A.,
                                   INTERPRET, Hato El Milagro, C.A., Fundacion
                                   Ricardo Zuloaga and Fundacion Carlos
                                   Pacanins. Member of Board of Directors of
                                   C.A. La Electricidad de Caracas, Urbanizadora
                                   Maturin, C.A., Faisa, S.A., El Recreo, S.A.,
                                   CALEV, NEGROVEN, S.A., Westinghouse de
                                   Venezuela, and Valores Quimicos, C.A. Member of Board of Consultants to Banco Mercantil,
                                   Banco Noroco. Advisor to the Universidad
                                   Metropolitana, Fundacion Universidad
                                   Metropolitana, Universidad Catolica Andres
                                   Bello, Fundacion Mendoza and CENDICE.

Leopoldo Baptista                  Alternate Director of CEDC. Director of group
                                   "La Rosa." President of CALEY, ELEGGUA and
                                   Inversiones Palo Alto, S.R.L.

Armando Benacerraf                 Alternate Director of CEDC. President of
                                   Yormar, C.A. Investments and Edifications.

Henrique Capriles                  Alternate Director of CEDC. Business Advisor.

Magaly Cannizzaro de Capriles      Alternate Director of CEDC. Vice President of
                                   Cadena de Publicaciones Capriles and
                                   President of Valores y Desarrollos, S.A.

Melchor Perrusquia Berrizbeitia    Alternate Director of CEDC. Vice President of
zNationality: Mexican)             Cuatitlan Industries. Director and President
                                   of Grupo Industrial e Inmobiliaria
                                   Cuautitlan, Inmobiliaria KL, Constructora
                                   Karmel, Pluz, C.A., Servicios Industriales
                                   Dinamicos, Peber Iluminacion, Empresa
                                   Importadora e Exportadora Mundial, United
                                   Trading, Mundo de Iluminacion, Arrendadora
                                   Kaira, Dinamica Enpe y Producciones Guacamole in Mexico City.

Miguel A. Capriles Capriles        Alternate Director of CEDC. Alternate
                                   Director of Banco Mercantil, C.A. and
                                   Consorcio Inversionista Mercantil CIMA.

Gustavo Vollmer                    Alternate Director of CEDC. President of
                                   Corporacion Palmar, S.A. Director of
                                   Consorcio Inversionista Mercantil,
                                   Siderurgica de Venezuela, S.A. Envases
                                   Venezolanos e Industrias VENOCO. President and member of the Board of "Consejo de
                                   Empresarios Venezuela-Estados Unidos" and member, Universidad Catolica Andres Bello
                                   Alianza para una Venezuela sin Drogas;
                                   Fundacion Venezuela 2000; Grupo Cincuenta
                                   Consejo Consultivo de Coindustria, Board of
                                   Trustees of Helen Keller International and
                                   Consejo Consultivo of the New York Stock
                                   Exchange for Latin America. Director of Banco
                                   Mercantil,C.A.

Jorge Pirela L.                    Alternate Director of CEDC. President CALEV,
                                   VICASA, S.A. and TRANSCASA. President
                                   CAVEINEL. Member of the Board of Directors of FEDECAMARAS.

Victor Sierra                      Alternate Director of CEDC. Degree in Law
                                   from Universidad Central de Venezuela.
                                   President of Cadena de Publicaciones
                                   Capriles. Director of Banco Mercantil, C.A.,
                                   Consorcio Inversionista Mercantil CIMA,
                                   C.A.S.A.

Alberto J. Vollmer                 Alternate Director of CEDC. President of C.A.
                                   Ron Santa Teresa, Alberto Vollmer Foundation,
                                   Inc., Fundacion Simon Bolivar para las
                                   Ciencias, Japan-Venezuela Economic
                                   Cooperation Committee, Inversiones Tiquirito,
                                   C.A. and Vencosul, S.A. Vice-President of
                                   Comision de Seguridad y Defensa Nacional y
                                   Comision de Asunto Economicos
                                   Internacionales. Director of Alianza
                                   Latinoamericana para la Familia.

Jose Manuel Kindelan               Alternate Director of CEDC. Manager of
(Nationality: Spanish)             Participadas Internacionales de ENDESA.


                                  CEDC OFFICERS
                                  -------------

        Name                       Present Principal Occupation or Employment
        ----                       ------------------------------------------

Luis Jose Diaz Zuloaga             Executive Vice President of CEDC.

Alexis Butto                       Director of Electricity Division of CEDC.

Elbano Provenzali                  Director of Hydrocarbons Division of CEDC.


German Uzcategui                   Director of Water Division of CEDC.

Gabriel Aiquel                     Director of Manufacturing and Services
                                   Division of CEDC.